UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CYANOTECH CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

232437301

(CUSIP Number)

Jolé Deal, Vice President-Finance & Administration and CFO;

73-4460 Queen Kaahumanu Hwy #102, Kailua-Kona, HI 96740

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232437301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Brent D. Bailey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 48,467
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 48,467
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,467

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.9% (1)

14.	Type of Reporting Person (See Instructions)

IN
(1)	Based on 5,597,797 total shares outstanding on February 11, 2016 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2015.

 EXPLANATORY NOTE

Brent D. Bailey served as a director and as the President and Chief Executive Officer of Cyanotech Corporation (the “Issuer”) until March 31, 2016.

Contemporaneously with the commencement of his employment with the Issuer, effective January 11, 2011, Mr. Bailey acquired beneficial ownership of the Issuer’s common stock, par value of $0.02 per share (the “Common Stock”), through stock option grants to purchase shares of Common Stock equivalent to approximately 13.5% of the Issuer’s outstanding common stock, which stock options were scheduled to vest in seven tranches, annually twelve months after each of his first seven years of employment with the Issuer. On January 11, 2016, in connection with the 2016 vesting event, Mr. Bailey’s beneficial ownership of the Common Stock, as calculated pursuant to Rule 13d-3, reached 8.0%, an increase of 1.1% from the beneficial ownership reported in his Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2015 (the “Original Schedule 13D”), requiring the filing of an amendment to the Original Schedule 13D. Immediately prior to the date hereof, Mr. Bailey filed a Schedule 13D/A (Amendment No. 1) to amend the Original Schedule 13D to reflect this increase.

Effective March 31, 2016, pursuant to a Separation Agreement by and between Mr. Bailey and the Issuer (the “Separation Agreement”), a copy of which is attached to and made a part of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on April 4, 2016, and attached hereto as Exhibit 1, Mr. Bailey relinquished all of his stock options to the Issuer and became eligible for two grants of shares of Common Stock, the first of which was made on May 2, 2016.

This Schedule 13D/A (Amendment No. 2) amends and restates only those Items of the Original Schedule 13D, as amended by Amendment No. 1, set forth below. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D as so amended.

This Amendment No. 2 reflects Mr. Bailey’s beneficial ownership following the transactions contemplated by the Separation Agreement, which resulted in a reduction of his beneficial ownership to less than 5.0% and a corresponding termination of his obligation to file further reports with respect to the Issuer on Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Under the Separation Agreement, the Company and Mr. Bailey agreed that: (a) Mr. Bailey would relinquish all of his vested and unvested stock options to the Issuer, resulting in a reduction in beneficial ownership of 486,000 shares, which occurred on March 31, 2016; and (b) the Company would grant shares of Common Stock to Mr. Bailey. On May 2, 2016, the Company granted 77,500 shares of Common Stock to Mr. Bailey pursuant to the Separation Agreement. Mr. Bailey directed that 29,033 of such shares be withheld to satisfy tax withholding obligations, resulting in his acquisition of beneficial ownership of 48,467 shares of Common Stock. The Separation Agreement also provides for the issuance of additional shares of Common Stock to Mr. Bailey in 2017 upon the satisfaction of the conditions set forth therein, but such shares are not deemed to be beneficially owned by Mr. Bailey as of the date of this Amendment No. 2.

ITEM 4.     PURPOSE OF TRANSACTION

All Issuer securities beneficially owned by Mr. Bailey were granted to him as compensation for his service to the Issuer or as consideration for the mutual covenants set forth in the Separation Agreement, and are held for investment purposes. Mr. Bailey expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of the Common Stock, prevailing market conditions and such other considerations as Mr. Bailey deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Mr. Bailey may from time to time hold additional Common Stock, stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock, as contemplated by the Separation Agreement or otherwise.

Additionally, Mr. Bailey may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of any Common Stock or other securities acquired depending on various factors, including but not limited to, the prices of the shares, and prevailing market conditions, as well as liquidity and diversification objectives.

Mr. Bailey may from time to time discuss with the Issuer’s management, directors and other stockholders, the Issuer’s performance, business, strategic directors, prospects and management, as well as various ways of maximizing stockholder value. Mr. Bailey may participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to any shares of Common Stock that he may acquire.

Except as otherwise indicated herein, Mr. Bailey, as stockholder of the Issuer, has no plan or proposal that relates to or would result in any of the transactions or other matters specified in items (a) through (j) of Item 4 of Schedule 13D. However, Mr. Bailey may, at any time, and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)     As of the close of business on May 2, 2016, Mr. Bailey beneficially owned 48,467 shares of Common Stock and no stock options exercisable as of such date or within 60 days after such date, which represents approximately 0.9% of the issued and outstanding Common Stock of the Issuer. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares that Mr. Bailey has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. Shares of Common Stock subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights.

(b)    Mr. Bailey holds sole voting power with respect to the shares of Common Stock reported herein.

(c)    Mr. Bailey has not effected any transaction with respect to any Issuer securities in the past 60 days, except as set forth above pursuant to the Separation Agreement.

(d)    No one other than Mr. Bailey has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported in this Schedule 13D.

(e)   Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of Mr. Bailey, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bailey and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with the exception of the Separation Agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit          Description

Exhibit 1       Separation Agreement dated as of March 31, 2016 between Brent D. Bailey and the Issuer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2016

Date

/s/ Brent D. Bailey

Signature

Brent D. Bailey

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

SEPARATION AGREEMENT

SEPARATION AGREEMENT

AND RELEASE OF CLAIMS

This Separation Agreement and Release of Claims (this “Agreement”) is made and entered into as of March 31, 2016 (the “Separation Date”) by and between Brent D. Bailey (“Bailey”) and Cyanotech Corporation, a Nevada corporation, and its affiliated entities (collectively “Cyanotech” or the “Company”), with Bailey and the Company together referred to herein as the “parties.”

In consideration of the covenants and promises contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.     Resignation and Separation of Employment.

(a)     Bailey hereby resigns, effective on the Separation Date, from any officer, director, employee or other legal position associated with Cyanotech including, but not limited to, his position as President and Chief Executive Officer of Cyanotech and his position as a Director of Cyanotech. Bailey further agrees to promptly deliver any additional resignation letters that may be reasonably requested by the Company to evidence his resignation from any and all of such Cyanotech offices or positions.

(b)     Bailey agrees that, as of the Separation Date, he will cease to be an officer, director or employee of, or have any connection with, or claims against Cyanotech, except for payment of final wages and accrued and unused vacation as set forth in Section 9, below, and the payments or benefits due hereunder.

2.     Termination of Existing Employment Agreement. The parties acknowledge that they are party to that certain Letter Agreement Re: Contract Terms of Employment, dated as of November 5, 2010 (the “Employment Agreement”), and mutually agree that, pursuant to clause (a)(iii) under the Employment Agreement section entitled “Termination,” without further action required by either of the parties, the Employment Agreement is hereby terminated as of the Separation Date. Bailey hereby waives the thirty day notice requirement under such section of the Employment Agreement (the “Notice Waiver”) and agrees that his employment and the Employment Term (as defined in the Employment Agreement) will terminate effective as of the Separation Date. The parties further agree that Bailey will continue to be bound by those provisions of the Employment Agreement specified in the section entitled “Survival” (collectively, the “Surviving Provisions”). Other than the Surviving Provisions, this Agreement will exclusively govern the relationship between Bailey and the Company from and after the Separation Date.

3.     Surrender of Stock Options. Bailey hereby agrees that all of the stock options, restricted stock, and all other equity rights or interests in the Company currently held by him, whether vested or unvested, whether issued pursuant to the Cyanotech Corporation 2005 Stock Option Plan or otherwise (collectively, “Options”), are hereby cancelled, terminated and surrendered in all respects and shall cease to be outstanding as of the Separation Date. Following the Separation Date, Bailey shall have no rights with respect to any Options.

4.     Severance Payments. In accordance with the “Termination” section of the Employment Agreement and in consideration of the Notice Waiver, Cyanotech agrees to pay to Bailey (“Severance Payments”) an amount equal to $25,000.00 per month, subject to all applicable federal and state taxes and withholding, to be paid out on the Company’s regular pay cycle beginning on the first payroll cycle following the Separation Date and continuing until such time as Bailey has received an aggregate of $325,000, provided that the Company shall have the right to discontinue such Severance Payments if Bailey breaches any of his obligations under the Surviving Provisions.

5.     2016 Grant of Cyanotech Stock. In consideration of Bailey’s surrender of Options pursuant to Section 3 of this Agreement, the Company agrees to grant to Bailey an aggregate of Seventy Seven Thousand Five Hundred (77,500) shares of the Company’s Common Stock, par value $0.02 per share (“Common Stock”), on or before April 30, 2016 (the “2016 Grant”); provided that Bailey has earlier delivered cash to the Company in an amount equal to the Company’s aggregate minimum statutory withholding for all applicable federal, state and local taxes (the “Requisite Withholding Amount”) with respect to such shares of Common Stock. Alternatively, Bailey may notify the Company in writing that he elects to have the Company retain a portion of the Common Stock constituting the 2016 Grant (rounded up to the next whole share) as consideration for the Company remitting the Requisite Withholding Amount to the applicable taxing authorities. The parties acknowledge and agree that the Requisite Withholding Amount cannot be determined until the date the 2016 Grant is to be made, but understand that it will constitute approximately 36% of such Common Stock. All Common Stock issued to Bailey pursuant to the 2016 Grant shall be fully paid, non-assessable and validly issued. The parties acknowledge and agree that the 2016 Grant represents full and adequate legal consideration for Bailey’s surrender of his Options pursuant to Section 3 of this Agreement and each agrees that it will not take a tax or reporting position that is inconsistent with such treatment of the 2016 Grant.

6.     Additional Separation Benefits. If Bailey signs this Agreement, abides by its terms, and does not revoke the General Release before the eighth day after the Separation Date (the “Acceptance Date”) pursuant to Section 12 below, he will receive the following separation benefits (the “Separation Benefits”), which are in addition to anything he is otherwise entitled to or has been paid by Cyanotech, including, but not limited to, the Severance Payments, the 2016 Grant, final wages and any accrued and unused vacation pay:

(a)     Medical Coverage Continuation. During the eighteen (18) month period following the Separation Date, the Company agrees to contribute to Bailey’s group health insurance premiums in the same percentage of the monthly cost that it paid immediately prior to the Separation Date, provided that Bailey timely and properly applies for medical coverage continuation under the Consolidated Budget Reconciliation Act of 1986 (“COBRA”), and Bailey is and remains eligible for such COBRA coverage during that time (the “Healthcare Benefit”). Bailey will be responsible for payment of the remainder of the cost of COBRA medical coverage, and for the full cost of any dental or vision coverage he or any member of his family elects. Any failure by Bailey to pay his portion of coverage will result in termination of COBRA medical coverage and loss of his right to receive the Healthcare Benefit. Nothing in this paragraph or elsewhere in this Agreement waives or otherwise releases Bailey’s rights under COBRA or any similar state laws or to receive a certificate of creditable coverage (or such other similarly entitled document) under the Health Insurance Portability and Accountability Act of 1996, from the plan that Bailey participates in at the time he elects to receive COBRA coverage. The parties acknowledge and agree that if, during the period Bailey is receiving the Healthcare Benefit, Bailey commits any act in contravention of the Surviving Provisions or this Agreement, the Company shall not thereafter have any further obligation to provide the Healthcare Benefit to Bailey.

(b)     2017 Grant of Cyanotech Stock. In consideration of the other covenants contained in this Agreement including, but not limited to, the General Release granted pursuant to Section 10 and the Non-Competition and Confidentiality provisions contained in Section 16, the Company agrees to grant to Bailey an aggregate of Seventy Seven Thousand Five Hundred (77,500) shares of the Company’s Common Stock, on a date that is no earlier than January 1, 2017 and no later than January 30, 2017 (the “2017 Grant” and, together with the 2016 Grant, the “Share Grants”); provided that the Company shall not be obligated to make the 2017 Grant if Bailey breaches any provision of this Agreement; provided further that Bailey has earlier delivered cash to the Company in an amount equal to the Company’s Requisite Withholding Amount with respect to such shares of Common Stock. Alternatively, Bailey may notify the Company in writing that he elects to have the Company retain a portion of the Common Stock constituting the 2017 Grant (rounded up to the next whole share) as consideration for the Company remitting the Requisite Withholding Amount to the applicable taxing authorities. The parties acknowledge and agree that the Requisite Withholding Amount cannot be determined until the date the 2017 Grant is to be made, but understand that it will constitute approximately 36% of such Common Stock. Any Common Stock issued to Bailey pursuant to the 2017 Grant shall be fully paid, non-assessable and validly issued.

Bailey acknowledges that the 2017 Grant exceeds what a departing employee at his level is entitled to, and that said grants are made in consideration for the promises and obligations contained herein. Bailey acknowledges and agrees that the 2016 Grant constitutes adequate legal consideration for the surrender of his Options and that the 2017 Grant constitutes adequate legal consideration for the General Release and the other promises contained in this Agreement. Therefore, if, at any time prior to receiving the 2017 Grant, Bailey commits any act in contravention of Bailey’s covenants contained in this Agreement or the Surviving Provisions, the Company shall not thereafter be obligated to pay the 2017 Grant; provided that prior to any termination of 2017 Grant, the Company shall deliver a written notice to Bailey (the “Company Notice”) which identifies, in reasonable detail, the basis on which the Company believes it may terminate such 2017 Grant and Bailey shall have a period of thirty (30) days from the date of the Company Notice to cure any alleged breach or respond in writing to the Company describing, in reasonable detail, the basis on which Bailey believes the Company does not have grounds to terminate the 2017 Grant (the “Employee Response”); provided further that if after the end of such thirty (30) day period Bailey has not cured the alleged breach or the Company determines, in good faith after taking into account the Employee Response, that the basis for termination described in the Company Notice remains valid, the Company may, in its reasonable discretion, terminate and refuse to issue all or any portion of the 2017 Grant.

(c)     Reimbursement of Legal Expenses. The Company agrees that within ten (10) days of the Acceptance Date, it will reimburse up to Five Thousand Dollars ($5,000) in Bailey’s reasonable, documented legal fees and expenses incurred by him in connection with his termination of employment from the Company, as well as the negotiation and execution of this Agreement; provided, however, all invoices from Bailey’s legal counsel that demonstrate reasonable, documented legal fees and expenses may be redacted to preserve attorney-client privilege.

7.     Relationship to Other Plans. The benefits provided to Bailey by this Agreement are in lieu of and exceed any benefits to which he might be eligible under any other Cyanotech plan, scheme, or under U.S. law. On and after the Separation Date, Bailey will not receive any benefits pursuant to any other Cyanotech plan, or under U.S. law. Bailey acknowledges that the payments he will receive under this Agreement exceed what a resigning employee is entitled to, and that these payments are made in consideration for his promises and obligations herein.

8.     Taxes. All Severance Payments, Separation Benefits and Share Grants will be treated as wages and are subject to withholding of applicable taxes and employee social security contributions under United States and applicable state law.

9.     Payments on Separation from Employment. On the Separation Date, Cyanotech will pay Bailey all of his (a) earned wages, (b) accrued and unused vacation, and (c) ordinary, necessary and reasonable business expenses incurred by Bailey on behalf of the Company while performing his duties and responsibilities for the Company. The Company agrees that Bailey’s payment of $2,240 for his rental property in Kona, Hawaii for the remainder of the lease term which ends April 21, 2016 shall be deemed an ordinary, necessary and reasonable business expense for purposes of this Section 9. These payments (i.e., earned wages, accrued and unused vacation and reimbursable business expenses) will be paid to Bailey regardless of whether Bailey revokes the General Release pursuant to Section 12, below.

10.     General Release by Bailey. In consideration of the Separation Benefits provided in this Agreement, Bailey, on behalf of himself, his successors, heirs, administrators, executors, assigns, attorneys, agents and representatives, and each of them, irrevocably and unconditionally waives, releases, and promises never to assert against Cyanotech or its present and former parent companies, affiliates, subsidiaries, officers, directors, present and former employees, attorneys, insurers, agents, successors, and assigns, and each of them (collectively, the “Cyanotech Releasees”), any and all debts, claims, liabilities, demands, and causes of action of every kind, nature and description he may have against Cyanotech Releasees to the fullest extent permitted by law, including all those arising out of or related to Bailey’s employment with Cyanotech, or any affiliate, Bailey’s resignation from employment and all other positions with Cyanotech or any affiliate, or any other claim of any kind arising from any act that occurred during Bailey’s employment with Cyanotech including the cessation of employment contemplated by this Agreement (the “General Release”); provided, however, that Bailey is not waiving any claims or rights that he may have under this Agreement.

This General Release is intended to have the broadest possible application, and includes, but is not limited to, claims arising in any jurisdiction in the world, including any claims under U.S. federal, state, or local statutory or common law such as alleged violations of the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, the Family and Medical Leave Act of 1993, the Workers Adjustment and Retraining Notification Act, the California Fair Employment and Housing Act, the California Civil Code, the California Labor Code, the California WARN Act (Cal. Labor Code §§1400 et seq.), claims arising under contract or any alleged breach of tort law, and claims arising out of any law or public policy of the United States of America, the State of California, the State of Hawaii, or any other governmental entity. Bailey expressly waives his right to recovery of any type, including damages or reinstatement, in any administrative or court action, whether state or federal, and whether brought by Bailey or on his behalf, related in any way to the matters released herein. However, this General Release is not intended to bar any claims that, by statute, may not be waived, such as Bailey’s right to file a charge with the National Labor Relations Board or Equal Employment Opportunity Commission and other similar government agencies, and claims for any challenge to the validity of Bailey’s release of claims under the Age Discrimination in Employment Act of 1967, as amended, as set forth in this Agreement.

Bailey accepts the amounts to which he is entitled by virtue of this Agreement as final settlement of accounts between the parties and declares expressly that, subject to performance of this Agreement, neither Cyanotech nor any other Cyanotech Releasees, wherever located, will have any further obligations to Bailey. Bailey confirms that he has no further rights or claims – and to the extent relevant he knowingly and expressly waives any and all of such rights and claims – against Cyanotech and the Cyanotech Releasees, wherever located and under any applicable laws of any relevant jurisdiction, on the basis of the employment relationship and/or the termination of the Employment Agreement, including (without limitation) salary, bonuses, commissions, vacation pay, termination, discrimination, outplacement benefits, relocation benefits, protection indemnities of any nature, any other indemnities or on any other basis whatsoever.

Bailey, moreover, expressly waives the right to invoke any factual or legal error or any omission whatsoever pertaining to the existence and extent of his rights.

11.     Section 1542 Waiver. Bailey waives all rights under California Civil Code section 1542, if applicable, and any similar statute or rule of decision in Hawaii or any other jurisdiction. Section 1542 reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

By waiving all rights under section 1542, Bailey acknowledges that this General Release includes all claims, demands, or causes of action, attorneys’ fees and costs that Bailey may have against Cyanotech Releasees. It is understood and agreed by Bailey that the General Release contained in this Agreement waives all right, if any, under California Civil Code section 1542, and any similar statute or rule of decision in Hawaii or any other jurisdiction, and is a full and final release, and that it will extinguish claims, demands and causes of action that are known or unknown, foreseen, or unforeseen, anticipated or unanticipated, of every kind, nature and character Bailey may have against Cyanotech Releasees as of the date Bailey executes this Agreement.

12.     Notification of Rights Under the Older Workers Benefit Protection Act. The following notification is contemplated by the Older Workers Benefit Protection Act.

Bailey will have 21 days starting from the date he received this Agreement in which to accept the terms of Section 10 (General Release by Bailey) of this Agreement, although he may accept such section of this Agreement at any time within those 21 days. Bailey is advised to and has consulted with an attorney about this Agreement generally and Section 10 hereof specifically. By signing this Agreement, Bailey understands that, pursuant to Section 10, he is knowingly and voluntarily releasing his rights to pursue any claim under the Age Discrimination in Employment Act, as well as other types of claims. Bailey acknowledges that the General Release contained in this Agreement does not apply to any new claims that may arise after the date Bailey signs this Agreement.

To accept the Agreement, Bailey must sign and date the Agreement and return it to Cyanotech. Bailey will have seven (7) days after he signs this Agreement in which to revoke the General Release contained in Section 10 hereof. Bailey further understands that a revocation of the General Release contained in Section 10 will make him ineligible to receive the Separation Benefits described in Section 6 of this Agreement, but that the rest of this Agreement will remain in full force and effect. To revoke the General Release, Bailey must send Cyanotech a written statement of revocation by overnight mail. If Bailey does not revoke his acceptance within the seven (7) day revocation period, Section 10 (General Release by Bailey) shall become effective and enforceable on the Acceptance Date, and the Separation Benefits shall become payable as set forth above in Section 6. If Bailey revokes the General Release by delivering written notice to Cyanotech prior to the Acceptance Date, Section 10 (General Release by Bailey) shall not apply and Bailey will not be entitled to any of the Separation Benefits set forth in Section 6 of this Agreement. However, all other provisions of this Agreement including, but not limited to, Section 1 (Resignation and Separation of Employment), Section 2 (Termination of Existing Employment Agreement) and Section 3 (Surrender of Stock Options) will remain in full force and effect.

By agreeing to the General Release contained in this Agreement, Bailey agrees that he will not pursue any claim covered by it. If he breaks this promise, he agrees to pay Cyanotech’s costs and expenses (including reasonable attorneys’ fees) related to the defense of any claims, other than claims to challenge the validity of this Agreement under the Older Workers Benefit Protection Act (the “OWBPA”) and the Age Discrimination in Employment Act (the “ADEA”). In spite of this Agreement, Bailey retains the right to challenge the knowing and voluntary nature of this Agreement under the OWBPA and the ADEA before a court, the Equal Employment Opportunity Commission (the “EEOC”), or any state or local agency permitted to enforce those laws, and the General Release does not impose any penalty or condition for doing so. Bailey understands that nothing in the General Release prevents him from filing a charge or complaint with, or from participating in an investigation or proceeding conducted by the EEOC or any state or local agency which can act as a referral agency for the EEOC. Bailey understands, however, that if he successfully pursues a claim against Cyanotech under the OWBPA or the ADEA, Cyanotech may seek to set off the amounts that are payable to him for signing this Agreement against any award he obtains, including, but not limited to, the Separation Benefits, the 2017 Grant and the Health Benefits. If he unsuccessfully pursues a claim against Cyanotech under the OWBPA or the ADEA, then Cyanotech may be entitled to recover its costs and attorneys’ fees to the extent specifically authorized by federal law.

13.     Cooperation. In consideration of this Agreement, Bailey will fully cooperate with Cyanotech and its counsel as it relates, in any way, to any foreign or domestic dispute (including, but not limited to, litigation, arbitration, and federal, state or local administrative inquiry) arising out of or related to any services he performed for Cyanotech and which occurred during his employment with, or time providing other services to, Cyanotech. Full cooperation shall include, but not be limited to, review of documents, attendance at meetings, trial or administrative proceedings, depositions, interviews, or production of documents to Cyanotech without the need of the subpoena process. During the period Bailey is receiving Severance Payments or Separation Benefits, such cooperation will be provided by Bailey without further compensation, other than reimbursement for reasonable out of pocket business expenses such as transportation, lodging, parking and meals or as specifically agreed in advance and in writing. After such period, such cooperation will be provided by Bailey; provided, the Company pays him a per diem determined using his base salary as of his Separation Date, reimburses Bailey for reasonable out of pocket business expenses such as transportation, lodging, parking and meals, and schedules his cooperation, to the extent reasonably practicable, so as not to unreasonably interfere with Bailey’s business or personal affairs. In addition, as a condition to Cyanotech executing this Agreement and providing the Separation Benefits hereunder, Bailey agrees to cooperate in all matters relating to the transition of his employment (including with respect to internal and external communication plans) and other matters reasonably requested by Cyanotech after the Separation Date, without further compensation.

14.     No Existing Claims. Bailey warrants that he has no existing claims against Cyanotech or any of the other Cyanotech Releasees, and that he has not filed any complaints, charges, grievances, or lawsuits against any Cyanotech Releasees, or any other person or entity which is released by the General Release contained in this Agreement, with any federal, state, or other court or agency in any jurisdiction inside or outside the United States.

15.     No Admission of Liability. This Agreement is not an admission of liability on the part of Cyanotech Releasees, or any of their present or former directors, officers, employees, shareholders, or agents. This Agreement is not an admission, directly or by implication, that Cyanotech Releasees, or any of them, has violated any law, regulation, rule, or contractual right, or any other duty or obligation of any kind, including any duty or obligation owed to or allegedly owed to Bailey.

16.     Non-Competition; Confidentiality.

(a)     Non-Competition. In consideration of (a) Bailey’s access to and knowledge of trade secrets and confidential information of the Company, and (b) the Share Grants, Bailey covenants and agrees that, for a period of two (2) years after the Separation Date, Bailey shall not either individually or as a partner, joint venturer, consultant, shareholder, member or representative of another person or otherwise, directly or indirectly, participate in, engage in, or have a financial or management interest in, promote, or assist any other person (other than the Company) in any business operation or any enterprise if such business operation or enterprise engages or is preparing or planning to engage in a business that is substantially similar to, or competes for business with, any business that, as of the Separation Date, the Company was conducting or, to the knowledge of Bailey, actively pursuing. The Company’s rights pursuant to this Section 16 are cumulative and are in addition to any other rights and remedies the Company may have at law or in equity. Bailey may, however, directly or indirectly own, solely as an investment, securities of any entity engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or over the counter market if Bailey (i) is not a controlling person of, or a member of a group which controls, such entity, and (ii) does not directly or indirectly own one percent (1%) or more of any class of securities of such entity.

(b)     Confidential Information; Trade Secrets.

(i)     “Confidential Information” means all information and material which is proprietary to the Company, whether or not marked as “confidential” or “proprietary,” and which was disclosed to or obtained from the Company by Bailey, which relates to the past, present or future research, development or business activities of the Company. Confidential Information is all information or materials prepared by or for the Company and includes, without limitation, all of the following: business records, intellectual property licensing programs, licensing terms and conditions, strategic planning, business acquisition planning, business development, joint venture planning, forward planning, strategic initiatives, prospective patent portfolio information, prospective investor information, prospective joint venture information, designs, drawings, specifications, techniques, models, data, documentation, diagrams, flow charts, research, development, processes, systems, methods, machinery, procedures, “know-how,” new product or new technology information, formulas, patents, patent applications, product prototypes, product copies, cost of production, manufacturing, developing or marketing techniques and materials, cost of production, development or marketing time tables, customer lists, strategies related to customers, suppliers or personnel, contract forms, pricing policies and financial information, volumes of sales, and other information of similar nature, whether or not reduced to writing or other tangible form, and any other non-public business information. Confidential Information does not include any information which (A) is or becomes generally available to the public by acts other than those of Bailey after receiving it, or (B) has been received lawfully and in good faith by Bailey from a third party who did not derive it from the Company in violation of a duty or obligation of confidentiality.

(ii)     “Trade Secrets” shall mean any scientific or technical data, information, design, process, procedure, formula or improvement that is commercially available to any of the Company and is not generally known in the industry.

(iii)     From and after the Separation Date, neither Bailey nor any of his agents or representatives shall, directly or indirectly, publish or otherwise disclose, or permit others to publish, divulge, disseminate, copy or otherwise disclose the Trade Secrets or Confidential Information of the Company.

(iv)     From and after the Separation Date, Bailey will not engage in competition with the Company while making use of the Trade Secrets of the Company.

(c)     Remedies. Bailey acknowledges that unfair competition, misappropriation of Trade Secrets or violation of any of the provisions contained in this Section 16, or violation of any of the Surviving Provisions, would cause irreparable injury to the Company, that the remedy at law for any violation or threatened violation thereof would be inadequate, and that the Company shall be entitled to temporary and permanent injunctive or other equitable relief without the necessity of proving actual damages.

17.     Section 409A.

(a)     Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Bailey, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation not exempt under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until Bailey has a “separation from service” within the meaning of Section 409A. For purposes of this Agreement and for determining what amounts are Deferred Payments, Bailey shall be deemed to have incurred an “involuntary separation from service,” as such term is defined in Treasury Regulation Section 1.409A-1(n). Further, for purposes of this Agreement, any reference to “termination of employment,” “termination” or any similar term shall be construed to mean a “separation from service” within the meaning of Section 409A. No separation payable to Bailey, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Bailey has a “separation from service” within the meaning of Section 409A. For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder or any state law equivalent.

(b)     Notwithstanding anything to the contrary in this Agreement, if Bailey is a “specified employee” within the meaning of Section 409A at the time of Bailey’s termination of employment (other than due to death), then the Deferred Payments, if any, that are payable within the first six months following Bailey’s separation from service, will become payable on the first payroll date that occurs on or after the date six months and one day following the date of Bailey’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit without regard to such delay. Notwithstanding anything herein to the contrary, if Bailey dies following Bailey’s separation from service, but prior to the six month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Bailey’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit without regard to such delay. Each payment, installment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations to the extent permissible thereunder.

(c)     Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

(d)     The following rules shall govern all reimbursements of ordinary, necessary and reasonable business expenses incurred by Bailey on behalf of the Company, including the Company’s agreement to reimburse legal expenses, as described in Section 6(c):

(i)     only those fees and expenses that are objectively determinable pursuant to the nondiscretionary description in this Agreement are eligible for reimbursement;

(ii)     the Company shall only reimburse Bailey for fees and expenses incurred during his employment with the Company and for the two (2) year period that commences immediately following his termination of employment;

(iii)     the amount of fees and expenses eligible for reimbursement during Bailey’s taxable year shall not affect the amount of fees and expenses eligible for reimbursement in any other taxable year;

(iv)     the reimbursement of an eligible fee or expense shall be made on or before the last day of Bailey’s taxable year following the year in which the expense was incurred; and

(v)     the right to reimbursement may not be exchanged for another benefit or liquidated to cash.

(e)     The foregoing provisions are intended to be exempt from or comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. Bailey agrees to amend this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition to Bailey under Section 409A, so long as such amendment or action does not reduce Bailey’s benefits hereunder. Bailey has had an opportunity to review this Agreement with his own legal and tax advisors and understands that Cyanotech does not guarantee any particular tax effect for income provided to Bailey pursuant to this Agreement. In any event, except for Cyanotech’s responsibility to withhold any applicable income and employment taxes from compensation paid or provided to Bailey, Cyanotech shall not be responsible for the payment of any applicable taxes, penalties or interest on compensation paid or provided to Bailey pursuant to this Agreement. In no event will the Company reimburse Bailey for any penalties, taxes or interest that may be imposed on Bailey as a result of Section 409A.

18.     Future Employment. Bailey acknowledges that any employment relationship he has had with Cyanotech terminates irrevocably in accordance with this Agreement on the Separation Date, and that Bailey has no further relationship in the future with Cyanotech. Bailey agrees to waive any claim for reinstatement or rehire.

19.     Attorneys’ Fees and Costs. Subject to Section 6(c) of this Agreement, the parties will bear their own fees and costs incurred in connection with negotiating and drafting this Agreement.

20.     Non-Assignment of Claims. Bailey represents and warrants that he has not assigned or otherwise transferred any interest in any claim that is the subject of this Agreement.

21.     Advice of Counsel. In executing this Agreement, Bailey acknowledges that he has had the opportunity to consult with, and be advised by, an independent lawyer of his choice, and that he has executed this Agreement voluntarily after independent investigation, and without fraud, duress, or undue influence.

22.     Ambiguities. Bailey has reviewed this Agreement, and has had a full opportunity to negotiate its contents. Bailey expressly waives any common law or statutory rule of construction that ambiguities are to be construed against the drafter of the Agreement, and Bailey agrees that the language of this Agreement will be in all cases construed as a whole, according to its fair meaning.

23.     Integration. This Agreement, together with the Surviving Provisions, constitutes a single, integrated written contract expressing the entire agreement of the parties. This Agreement and the Surviving Provisions supersede all prior understandings and agreements, both oral and written. Other than this Agreement and the Surviving Provisions, there are no other agreements, written or oral, express or implied, between the parties with respect to the subject matter of this Agreement and the Surviving Provisions. The parties agree that this Agreement, together with the Surviving Provisions, may be modified only in a writing that is signed by both an authorized representative of Cyanotech and Bailey.

24.     Choice of Law. The parties agree that the formation, terms, and construction of this Agreement are governed by the laws of the State of Hawaii, and where applicable, of the United States.

25.     Disputes. The parties intend that any claims under this Agreement be subject to the same dispute resolution procedures as claims made under the Surviving Provisions. Therefore, the parties agree that any and all claims, controversies or disputes arising out of or relating to this Agreement, or the breach thereof, which remain unresolved after direct negotiations between the parties, shall first be submitted to confidential mediation in Honolulu in accordance with the Rules, Procedures and Protocols for Mediation of Disputes of Dispute Prevention & Resolution, Inc. (“DPRI”) then in effect. If any issues, claims or disputes remain unresolved after mediation concludes, the parties agree to submit any such issues to binding arbitration in Honolulu before one or three arbitrator(s) in accordance with the Rules, Procedures and Protocols for Arbitration of Disputes of DPRI then in effect. However, the parties agree that the foregoing shall not preclude either party from seeking any injunctive or equitable relief from a court of competent jurisdiction pursuant to any provision of this Agreement. The parties further agree that, subject to Chapter 658A, Hawaii Revised Statutes, as the same may hereafter be amended or recodified, the award of the arbitrator(s) shall be binding upon each party and that judgment upon the award rendered may be entered in any court of competent jurisdiction.

26.     Severability. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be illegal, invalid, or unenforceable, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefits contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such court or arbitrator, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby

27.     Prevailing Party. If any dispute arises between the parties hereto concerning this Agreement or their respective rights, duties and obligations hereunder, the party prevailing in such proceeding, as determined by the arbitrator or court, shall be entitled to reasonable attorneys’ fees and costs in addition to any other relief that may be granted.

28.     Binding Effect. This Agreement will be binding upon, and will inure to the benefit of, Bailey’s heirs, executors, and administrators, if any, and will be binding upon and will inure to the benefit of the individual or collective successors and assigns of Cyanotech, and all of its present and former directors, officers, employees, shareholders, agents, and all persons acting by, through, or in concert with any of them.

29.     Notices. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when delivered by a nationally recognized overnight mail courier, postage pre-paid. In case of the Company, mailed notices shall be addressed to its corporate headquarters as set forth in its most recent filing with the United States Securities and Exchange Commission (the “SEC”), and all notices shall be directed to the attention of its Chairman of the Board. In case of Bailey, mailed notices shall be addressed to Bailey at the home address that Bailey most recently communicated to the Company in writing. Bailey understands that it may be recommended or required that Cyanotech file a copy of this Agreement and/or a summary thereof with the SEC and Bailey hereby consents to any such filings with the SEC.

30.     Property of the Company. Bailey acknowledges that all tangible items containing any Confidential Information or Trade Secrets, including, without limitation, records, reports, documents, software and other materials, including any copies thereof are the exclusive property of the Company, and Bailey shall deliver to the Company all such material in his possession or control upon the Company’s request and in all events no later than the Acceptance Date. Bailey shall also return keys, equipment, identification or credit cards, or other property belonging to the Company upon the Company’s request and in all events no later than the Acceptance Date. Notwithstanding the foregoing to the contrary, Bailey shall be permitted to retain his Company laptop, as well as the software, personal information and pictures, and other downloaded materials that do not relate to the Company’s business. In the presence of Bailey, the Company will review and remove any Confidential Information or Trade Secrets of the Company, as well as software that is used solely for the Company’s business.

31.     Securities Law Compliance.

(a)     In connection with the Share Grants, Bailey hereby represents and warrants to the Company as of each of the Separation Date, the date of the 2016 Grant and the date of the 2017 Share Grant, as follows:

(i)     As a result of Bailey’s long-time status as an officer of the Company, Bailey has a pre-existing business relationship with the Company and its officers, directors and controlling persons and through such relationships can reasonably be assumed by the Company to have the capacity to evaluate the merits and risks of an investment in the Company and to protect Bailey’s own interests in connection with this transaction;

(ii)     Bailey has heretofore discussed the Company and its plans, operations and financial condition with the Company’s officers, knows that the Company continues to be a highly speculative business and has heretofore received all such information as Bailey has deemed necessary and appropriate to enable Bailey to evaluate the financial risk inherent in making an investment in the shares of Common Stock subject to the Share Grants (the “Shares”), and Bailey has received satisfactory and complete information concerning the business and financial condition of the Company in response to all inquiries in respect thereof;

(iii)     Bailey understands that an investment in the Shares is speculative and that any possible profits therefrom are uncertain;

(iv)     Bailey is able to bear the economic risks of the investment in Shares for an indefinite period of time; and

(v)     Bailey is acquiring the Shares for his own account and not with a view to their resale or distribution.

(b)     Bailey acknowledges that the Shares have not been registered under the Securities Act of 1933 (the “Securities Act”), and are being issued to him in reliance upon the exemption from such registration provided by Regulation D of the Securities Act and the corresponding state security law exemption applicable to stock issuances to investors whose preexisting business relationship with the issuing company provides the investor with enough knowledge and experience regarding the financial and business matters of the issuing company to reach an informed and knowledgeable decision regarding the merits and risks of the investment.

(c)     Bailey hereby confirms that he has been informed that the Shares constitute restricted securities under the Securities Act and may not be resold or transferred unless the Shares are first registered under the Federal securities laws or unless an exemption from such registration is available. Accordingly, Bailey acknowledges that he is prepared to hold the Shares for an indefinite period.

(d)     Bailey agrees that he will make no disposition of the Shares unless and until he has provided the Company with an opinion of counsel, in form and substance reasonably satisfactory to the Company, that (i) the proposed disposition does not require registration of the Shares under the Securities Act, or (ii) all appropriate action necessary for compliance with the registration requirements of the Securities Act or of any exemption from registration available under the Securities Act has been taken.

(e)     In order to reflect the restrictions on disposition of the Shares, the stock certificates for the Shares will be endorsed with a restrictive legend substantially in the form of the following:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE LAW, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING THESE SECURITIES OR (B) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES (CONCURRED IN BY LEGAL COUNSEL FOR THIS CORPORATION) STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION OR THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.”

[signature page follows]

IN WITNESS WHEREOF, the undersigned have read the foregoing Agreement, and accept and agree to the provisions contained therein and hereby execute it voluntarily, and with full understanding of its consequences as of the Separation Date.

BAILEY:

/s/ Brent D. Bailey

Brent D. Bailey

COMPANY:

Cyanotech Corporation,

a Nevada corporation

By:     /s/ Michael A. Davis
 Name:   Michael A. Davis
 Title:     Chairman